UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dionex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

254546 10 4

(CUSIP Number)

A. Blaine Bowman
Dionex Corporation
1228 Titan Way
Sunnyvale, CA 94085
(408) 737-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254546 10 4			Page 2 of 4

1.	Name of Reporting Person: A. Blaine Bowman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 915,189

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 915,189

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 915,189[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): IN

1Includes 499,125 shares subject to outstanding exerciseable options.

2

Item 1: Security and Issuer.

Class of Securities: Common Stock

Issuer: Dionex Corporation (“Issuer”)

Principal Address: 1228 Titan Way Sunnyvale, CA 94085

Item 2: Identity and Background.

(a) Reporting Persons:

A. Blaine Bowman

(b) Principal Business Address:

Dionex Corporation 1228 Titan Way Sunnyvale, CA 94085

(c) Principal Occupation/Principal Business: Chairman of the Board of Issuer.

(d) None.

(e) None.

(f) Not applicable.

Item 3: Source and Amount of Funds or Other Consideration.

Personal funds.

Item 4: Purpose of Transaction.

Investment purpose.

Item 5: Interest in Securities of the Issuer.

(a) Shares Owned 915,189 (includes 278,945 shares subject to oustanding exerciseable options).

(b) Percentage of Class 4.3%

(c) See Item 3 above.

(d) Not applicable.

(e) The reporting person has ceased to be the beneficial owner of more than 5% of the outstanding securities of the Issuer.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7: Material to be Filed as Exhibits.

Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2005

By: /s/ A. Blaine Bowman
      A. Blaine Bowman